NEWS RELEASE

New York - AG	April 2, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Announces Restart Plan for Jerritt Canyon Gold Mine

Targeting Production Restart in the Second Half of 2027

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce that it has commenced a restart plan for its Jerritt Canyon Gold Mine ("Jerritt Canyon") located in Nevada, USA, as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past 2 years.  As part of this plan, the Company has engaged Stantec Consulting Services Inc. to complete a pre-feasibility level study on Jerritt Canyon (the "Study") that is expected to be completed in Q4 of 2026.

The Company plans to invest $75 million in 2026 to support the restart of Jerritt Canyon, with production expected to commence in the second half of 2027.

The 2025 year-end Mineral Resource Estimates, released on March 31, 2026, highlight Jerritt Canyon's strong sensitivity to bulk-tonnage, low-cost open-pit mining opportunities. The Study will focus on defining the optimal path to sustained, long term, production by leveraging this open-pit potential, complemented by the existing underground mining operations.

"With the successful and seamless integration of Gatos Silver now complete, we are focusing our attention on restarting Jerritt Canyon," said Keith Neumeyer, CEO of First Majestic. "This fully permitted gold mine is located in a premier, tier-one mining jurisdiction with all critical infrastructure in place and is underpinned by a new expanded Mineral Resource base of 4.1 million gold ounces in the Measured and Indicated categories, together with an additional 3.7 million gold ounces classified as Inferred Mineral Resources. In the current favourable metal price environment, Jerritt Canyon represents a rare and compelling opportunity to generate meaningful shareholder value. We are now commencing a restart plan through enhanced operations, including owner-operated mining and an optimized mine plan. To support these efforts, First Majestic is committing $75 million in 2026 to complete the necessary technical and operational work, with targeted production in the second half of 2027."

CAPITAL INVESTMENT

First Majestic will invest $75 million during 2026 to strategically position Jerritt Canyon for a restart of gold production in the second half of 2027. This program is designed to advance the technical and operational workstreams required to complete a restart plan and provide investors with visibility on the asset's long-term economics.

Table 1: Jerritt Canyon Restart Program Capital Breakdown for 2026

Surface Support and Initial Mining Fleet Purchase	$13 million
Plant Upgrading and Winterization	$12 million
Underground Preparation and Development	$13 million
Exploration Program	$15 million
Various Technical Studies	$10 million
Workforce and Staffing	$7.5 million
Dewatering Upgrades	$4.5 million
TOTAL	$75 million

The Study will assess various open pit and underground mine designs & schedule scenarios. Trade-offs of mining methods and mining sequences will be assessed against key constraints. The study will develop an optimized mining plan to determine the optimal production schedule for 2027 and beyond.

In Q2 2026, the Company will commence work to open and rehabilitate the Smith and SSX underground mines, while advancing targeted exploration activities. The program includes approximately 600 metres ("m") of underground expansionary development and 19,000 m of underground drilling at Smith-SSX, along with an additional 23,000 m of surface drilling focused on defining near-surface open-pit mineral resources, for a total of 42,000 m of drilling in 2026.

In parallel with pre-feasibility-level mine planning and ongoing exploration, the Company will advance several key development initiatives, including procurement of the initial underground mining fleet, upgrades to the processing plant and construction of a new deep well to supply fresh water to the processing plant. The Company will also expand the mine's technical, administrative, human resources, safety, and environmental teams, while completing detailed engineering and technical assessments of Jerritt Canyon's mineral processing infrastructure.

The Company will be providing additional progress updates throughout the year on the restart plan and initial production targets, as well as a revised capital budget as part of its H2 guidance update planned for July 2026.

Figure 1: Location of the Jerritt Canyon Mines and Gold Mineral Deposits, Underground and Open Pit Mineral Resource Estimates, Plan View

Figure 2: Plan View and Vertical Section of 2025 Year-End Underground and Open Pit Resources in the Saval / SSX / Mahala / Javelin / Smith Mine Zones with Areas of Interest ("AOI") for Targeted Exploration Drilling

ABOUT JERRITT CANYON GOLD MINE

The Jerritt Canyon Gold mine is located in Elko County, Nevada, United States. Jerritt Canyon was discovered in 1972 and since the commencement of mining in 1981 to March 2023, approximately 9.85 million ounces of gold were produced at an average grade of 6.6 g/t Au.  Open pit mining at Jerritt Canyon produced a total of approximately 5.2 million ounces of gold at an average grade of 5.9 g/t Au while underground mining produced a total of approximately 4.65 million ounces Au at an average grade of 7.7 g/t Au. Since 2010, most of the production has come from the SSX and Smith gold deposits.

The mine was purchased by First Majestic in April 2021 and operated as an underground mine until it was temporarily placed in care and maintenance in March 2023, during a period when gold prices ranged between $1,600 and $1,900 per ounce, due to ongoing challenges including high contractor costs and multiple extreme weather events affecting northern Nevada during the winter of 2022/23. During the care and maintenance period, First Majestic has ensured all environmental, permitting and compliance requirements have been maintained and remain in good standing for a potential restart.

Jerritt Canyon is a 100%-owned property of First Majestic and hosts one of only three permitted gold processing facilities in Nevada that utilize roasting as part of the ore treatment process. The processing plant has a nominal capacity of approximately 4,000 metric tonnes per day and is supported by a large, contiguous land package totaling 30,821 hectares (119 square miles), of which approximately 85% remains underexplored.

The Jerritt Canyon property hosts a substantial gold mineral endowment. With an effective date of December 31, 2025, Measured and Indicated Mineral Resources are estimated to total 4.1 million ounces of gold, with an additional 3.7 million ounces of gold classified as Inferred Mineral Resources, as summarized in the tables below. The Mineral Resource estimates have been prepared in accordance with the CIM Definition Standards and disclosed in compliance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 2: Measured and Indicated Mineral Resource Estimates for Jerritt Canyon with an Effective Date of December 31, 2025

Table 3: Inferred Mineral Resource Estimates for Jerritt Canyon with an Effective Date of December 31, 2025

  Mineral Resource estimates are classified per CIM Definition Standards and NI 43-101.
  Mineral Resource estimates are based on internal estimates with an effective date of December 31, 2025.
  The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, the Company's Director of Mineral Development and the "Qualified Person" (as such term is defined in NI 43-101) responsible for the above Mineral Resource estimates.
  All mineral resource estimates are for deposits considered amenable to underground mining (UG) or by open pit mining (OP).
  AgEq grade was calculated using the ratio of gold and silver prices.
  Metal prices for Mineral Resources estimates were $38.5/oz Ag and $3,400/oz Au.
  The cut-off grade considered to constrain resources assuming an underground operation was of 1.13g/t Au based on actual and budgeted operating and sustaining costs.  Mineral Resources amenable to open pit mining methods are reported above a cut-off grade of 0.43 g/t Au.
  Underground Mineral Resources are reported within mineable stope shapes using the cut-off grades calculated using the stated metal prices and metal recoveries.  Open pit Mineral Resources are reported within a mineable pit shape and the cut-off grade for open pits.
  No dilution was applied to the Mineral Resources which are reported on an in-situ basis.
  Tonnage is expressed in millions of tonnes; metal content is expressed in millions of ounces.  Totals may not add up due to rounding.
  Measured and Indicated Mineral Resources do not have demonstrated economic viability.

DATA VERIFICATION

First Majestic's drilling programs follow established quality assurance and quality control ("QA/QC") protocols, including the routine insertion of certified reference standards, blanks, and duplicate samples. Drill core is geologically logged and cut in half, with one half submitted for laboratory analysis and the remaining half retained on site for verification, reference, or future metallurgical testing. Core samples were analyzed using industry standard fire assay and atomic absorption analytical methods, with gravimetric finishes applied to over limit results. QA/QC results are routinely reviewed by site and corporate technical personnel and demonstrate acceptable accuracy and precision. The Qualified Person responsible for the Mineral Resource estimates disclosed in this news release is of the opinion that the sample preparation, analytical, and security procedures followed are sufficient and reliable for the purposes of the estimates disclosed herein.

For further information regarding QA/QC and data verification procedures, key assumptions, parameters, and methods used to estimate the Mineral Resource estimates disclosed in this news release, and for a discussion of known risks that could materially affect the Company's business and the potential development of Mineral Resources, refer to the sections entitled "General Development of the Business - Material Mineral Properties" and "Risk Factors" in the Company's annual information form for the financial year- ended December 31, 2025 (the "2025 AIF"), a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the financial year ended December 31, 2025 (the "40-F Annual Report") filed on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

Scientific and technical disclosure for the material properties is based on technical reports prepared in accordance with NI 43-101 (collectively, the "Technical Reports").  The Technical Reports have been filed on SEDAR+ at www.sedarplus.ca, and are also available of the Company's website at www.firstmajestic.com. The technical information has been updated with more current information where appropriate.

Gonzalo Mercado, P.Geo., the Company's Vice-President of Exploration & Technical Services, has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data. Mineral Resource estimates set out in this news release were prepared under the supervision of, or were reviewed by, David Rowe, CPG, the Company's Director of Mineral Development.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which is an advanced-stage development asset that was placed on temporary suspension in March 2023.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins, and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Forward-looking statements in this news release include but are not limited to statements with respect to: the potential restart of Jerritt Canyon in the second half of 2027; timing for completion of the Study and the other work streams being conducted by the Company in 2026 to support a restart of Jerritt Canyon; and the Company's anticipation that the 2026 drilling program at Jerritt Canyon will translate into significant Mineral Resource additions for the property. These statements, including but not limited to, statements relating to a potential restart of Jerrit Canyon, are not based on a preliminary economic assessment, pre-feasibility study or feasibility study of mineral reserves that demonstrate the economic and technical viability of the mine. As a result, there is increased uncertainty related to the economics of the mine and increased technical risks of failure associated with restarting the mine prior to completing the pre-feasibility level study for Jerritt Canyon. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions, or expectations upon which they are placed will occur. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements". Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes; general economic conditions including inflation risks; labour relations; relations with local communities; changes in national or local governments; exchange rate fluctuations; environmental risks; requirements for additional capital; outcomes of pending litigation; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations as well as those factors discussed in the section entitled "Risk Factors" in the 2025 AIF filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca and in the 40-F Annual Report filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.